[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 30 2011
WASH. D.C.
189

SECI 11023700 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/10 (MM/DD/YY) AND ENDING 9/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10825 Financial Centre Parkway, Suite 100
(No. and Street)

Little Rock (City) AR (State) 72211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hudson, Cisne & Co. LLP
(Name – *if individual, state last, first, middle name*)

1412 Huron Lane (Address) Little Rock (City) AR (State) 72211 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alex R Lieblong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Key Colony Fund, L.P.

Signature

President

Title

Rebecca J Gaston

Notary Public

REBECCA J. GASTON
MY COMMISSION # 12365800
EXPIRES: June 6, 2018
Pulaski County

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2011

with

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Hudson Cisne & co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2011

with

REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

CONTENTS

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lieblong & Associates, Inc.

We have audited the accompanying statement of financial condition of Lieblong & Associates, Inc., as of September 30, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc., at September 30, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hudson, Cisne & Co. LLP

November 21, 2011

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 30 2011
WASH, D.C.
189

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

ASSETS

Cash	$	291,775
Commissions receivable		122,624
Prepaid taxes		2,468
Prepaid expenses		10,676
Deferred tax asset		16,232
Property and equipment, net		123,093
	$	566,868

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable - trade	$	2,083
Commissions and wages payable		47,979
Short-term note payable to shareholder		25,000
Income taxes payable		14,234
Total liabilities		89,296
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding		100
Additional paid in capital		395,666
Retained earnings		81,806
Total stockholder's equity		477,572
	$	566,868

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2011

Revenues:	
Commissions	$ 2,232,640
Rebates from clearing broker	78,427
Interest	76,158
Realized loss on sale of marketable securities	(330,151)
	2,057,074
Operating expenses:	
Employee compensation and benefits	1,815,908
Travel, meals and entertainment	172,227
Consulting fees	2,750
Clearing broker fees and computer rental	68,167
Rent expense	62,970
Error account expense	5,129
Depreciation	5,709
Telephone	31,248
Regulatory fees	21,084
Office expense	29,340
Subscriptions	34,917
Advertising	687
Insurance	7,296
Professional fees	18,773
Postage and shipping	6,178
Taxes, licenses and permits	5,533
Contributions	10,414
Total operating expenses	2,298,330
Loss before taxes	(241,256)
Income tax expense	(13,197)
Net loss	$ (254,453)

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2011

	Retained earnings	Accumulated other comprehensive income (loss)	Total comprehensive loss
Balance - October 1, 2010	$ 336,259	$ 401	
Comprehensive loss:			
Net loss	(254,453)	-	$ (254,453)
Unrealized holding gains transferred from accumulated other comprehensive income	-	(401)	(401)
Total comprehensive loss	-	-	$ (254,854)
Balance - September 30, 2011	$ 81,806	$ -	

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2011

Cash flows from operating activities:	
Net loss	$ (254,453)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	5,709
Loss on sale of securities	330,151
Changes in assets and liabilites:	
Commissions receivable	(6,055)
Stockholder receivable	5,580
Income taxes prepaid & refundable	6,162
Prepaid expenses	1,708
Accounts payable – trade	(14,549)
Commissions and wages payable	15,592
Income taxes payable	11,988
Deferred tax asset	(9,155)
Net cash provided by operating activities	92,678
Cash flows from investing activities:	
Purchases of securities	(770,300)
Proceeds from sales of securities	643,436
Net cash used in investing activities	(126,864)
Cash flows provided by financing activities:	
Borrowings from shareholders	25,000
Net change in cash	(9,186)
Cash – beginning of year	300,961
Cash – end of year	$ 291,775

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investments

Investments have been classified as available-for-sale which are stated at estimated fair value with the unrealized gains and losses, net of tax, to be reported as a separate component of stockholders' equity and included in other comprehensive income. The Company uses the specific identification method to calculate realized gains and losses.

Concentrations of credit risk – cash

Periodically throughout the year, the Company had cash balances in excess of federally insured limits. However, the Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Concentrations of credit risk – commissions

Approximately 42% of commissions for 2011 were from one customer (a related party).

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Significant estimates include management's estimate of the valuation of deferred tax assets which is based on estimates of future taxable income. Actual results could differ from those estimates.

Depreciation

Property and equipment consists of the following:

	Estimated useful life		
Vehicles	7 - 10	$	163,578
Furniture and equipment	5 - 7		192,699
Leasehold improvements	15 - 39		25,469
			381,746
Accumulated depreciation			(258,653)
Net property and equipment		$	123,093

Depreciation is determined by the straight-line method. Depreciation expense was $5,709 in 2011.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies (continued)

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

In accordance with the Accounting for Income Taxes Topic of the Accounting Standards Codification (ASC), the Company will recognize, if any, accrued interest and penalties associated with uncertain tax positions as part of operating expense. The past three years of tax returns, along with the current year return, are subject to potential examination by taxing authorities.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash payments for income taxes in 2011 totaled $10,184.

Subsequent events

The Subsequent Events Topic of the ASC establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company has evaluated all subsequent events for potential recognition and disclosure through November 18, 2011, the date these financial statements were available to be issued.

Note 2: Net capital requirements

The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2011, the Company's net capital was $319,218 and aggregate indebtedness was .28 to 1 (28%) of net capital.

Note 3: Marketable securities

The Company held no marketable securities at September 30, 2011.

Proceeds from 2011 sales of marketable securities totaled $643,436 and realized losses were $330,151.

Note 4: Fair value

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. They also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Following are the three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities

Note 4: Fair value (continued)

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Company's only financial asset is cash and is measured as a Level 1 input. At September 30, 2011, cash balances, which are reflected at the stated value, totaled $291,775. The Company did not have any financial liabilities required to be reported at fair value.

Note 5: Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 6: Other comprehensive loss

The Company is required to report comprehensive income or loss in addition to net income or loss from operations. Comprehensive income or loss is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income or loss.

There were no unrealized gains or losses on marketable securities at September 30, 2011.

Note 7: Income taxes

Income tax expense is composed of the following:

Current expense:		
Federal	$	22,172
Deferred income tax benefit		(8,975)
Income tax expense	$	13,197

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 7: Income taxes (continued)

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates and nondeductible losses and expenses.

Deferred tax assets at September 30, 2011, consist of the following:

Deferred tax assets:	
Reserves and accruals	$ 1,268
Charitable contributions carryover - state	1,114
Net operating loss carryover - state	13,850
Capital loss carryovers - federal	74,514
	90,746
Valuation allowance	(74,514)
Net deferred tax asset	$ 16,232

The Company has a federal capital loss carryforward of approximately $355,000 which begins to expire in 2015. This capital loss carryforward is fully allowed for through a valuation allowance. The Company also has a state net operating loss carryforward of approximately $231,000 that begins to expire in 2015.

Note 8: Off-balance-sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Note 9: Related party transactions

Included in commissions income for 2011 are commissions received from Key Colony Fund, L.P. of approximately $926,000. The fund is related to the Company through common management.

Note 10: Operating leases

The Company leases office space under a one year operating lease. Future minimum lease payments at September 30, 2011 are $26,427.

Rent expense was $77,809 for 2011.

The Company leases an aircraft under an operating lease with Key Colony Management, LLC, a company related through common ownership. The lease expires on December 31, 2011 and calls for monthly minimum payments of $5,500.

Future minimum lease payments at September 30, 2011, are $16,500.

Aircraft lease expense was $66,000 for 2011 which is included in travel, meals and entertainment.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 11: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) Plan which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. During 2011 the Company contributed $10,896 to the SIMPLE Plan.

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Lieblong & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lieblong & Associates, Inc., for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessary identify all deficiencies in internal control that might be material weaknesses. We identified one deficiency in internal control that we consider to be a material weakness, as defined above. The material weakness identified was a lack of segregation of duties. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended September 30, 2011, and this report does not affect our report thereon dated November 21, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hudson, Cisne & Co. LLP

November 21, 2011

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Lieblong & Associates, Inc.

We have audited the financial statements of Lieblong & Associates, Inc., as of September 30, 2011, and for the fiscal year then ended, and have issued our report thereon dated November 21, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hudson, Cisne & Co. LLP

November 21, 2011

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2011

Net capital:		
Total stockholder's equity		$ 477,572
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		477,572
Less nonallowable assets and deductions:		
Property and equipment, less accumulated depreciation		123,093
Prepaid expenses		29,376
Net capital before haircuts on securities positions		325,103
Haircuts on securities		(5,885)
Net capital		$ 319,218
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors		$ 89,296
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 5,956
Minimum net capital required		$ 100,000
Excess net capital ($319,218 - $100,000)		$ 219,218
Percentage of aggregate indebtedness to net capital	$ 89,296 / $ 319,218	27.97%

No material differences existed at September 30, 2011, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.

LIEBLONG & ASSOCIATES, INC.

INDEPENDENT ACCOUNTANTS'
REPORT ON APPLYING
AGREED-UPON PROCEDURES

NOVEMBER 21, 2011

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Lieblong & Associates, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Lieblong & Associates, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lieblong & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lieblong & Associates, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries in the Company's general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including realized gain or loss details and clearing firm records, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, the related schedules and working papers referenced in #3 above supporting the adjustments. No differences noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed (not applicable for current year).

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hudson, Cisne & Co. LLP

November 21, 2011